Exhibit 12

ERP OPERATING LIMITED PARTNERSHIP

Computation of Ratio of Earnings to Combined Fixed Charges

	06/30/04	06/30/03	12/31/03	12/31/02	12/31/01	12/31/00	12/31/99
Income from continuing operations	$110,668	$123,233	$236,150	$261,762	$321,309	$287,221	$240,364

Interest expense incurred, net	166,338	162,380	325,191	331,489	342,712	354,916	316,875
Amortization of deferred financing costs	3,127	2,897	6,081	5,587	4,912	4,959	3,797

Earnings before combined fixed charges and preferred distributions	280,133	288,510	567,422	598,838	668,933	647,096	561,036

Preferred distributions	37,493	48,417	96,971	97,151	106,119	111,941	113,196
Premium on redemption of preference units	—	—	20,237	—	5,324	—	—

Earnings before combined fixed charges	$242,640	$240,093	$450,214	$501,687	$557,490	$535,155	$447,840

Interest expense incurred, net	$166,338	$162,380	$325,191	$331,489	$342,712	$354,916	$316,875
Amortization of deferred financing costs	3,127	2,897	6,081	5,587	4,912	4,959	3,797
Interest capitalized for real estate and unconsolidated entities under development	6,850	10,923	20,647	27,167	28,174	17,650	8,134

Total combined fixed charges	176,315	176,200	351,919	364,243	375,798	377,525	328,806

Preferred distributions	37,493	48,417	96,971	97,151	106,119	111,941	113,196
Premium on redemption of preference units	—	—	20,237	—	5,324	—	—

Total combined fixed charges and preferred distributions	$213,808	$224,617	$469,127	$461,394	$487,241	$489,466	$442,002

Ratio of earnings before combined fixed charges to total combined fixed charges	1.38	1.36	1.28	1.38	1.48	1.42	1.36

Ratio of earnings before combined fixed charges and preferred distributions to total combined fixed charges and preferred distributions	1.31	1.28	1.21	1.30	1.37	1.32	1.27